VEON announces 2022 AGM and board nominees Amsterdam, 25 May 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides mobile connectivity and services, has today announced that its Board of Directors has set the date for the Company’s Annual General Meeting of Shareholders (the “AGM”) for 29 June 2022. The record date for the 2022 Annual General Meeting has been set for 25 May 2022. The Board of Directors and its Nominating and Corporate Governance Committee have recommended 11 individuals for the Board, including eight directors currently serving on the Board: Hans-Holger Albrecht, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Karen Linehan, Irene Shvakman, Vasily Sidorov and Michiel Soeting. Augie Fabela, Morten Lundal and Stan Miller have been included on the recommended slate. The Board would like to thank Gennady Gazin, Leonid Boguslavsky and Sergi Herrero for their contribution and service to the Company. After being on the VEON board as an independent director since 2014, Gennady Gazin was appointed as Chairman of VEON on 1 June 2020. He has successfully chaired the board over the past two years and will continue to support the company in the future. The Board will elect a new Chair following the upcoming AGM. Commenting on the slate of director nominees, the Chairman of the Board Gennady Gazin stated: “We are pleased to announce our recommended Board nominees for election to the 2022/2023 VEON Board. I am confident these candidates, with the addition of Augie Fabela, Morten Lundal and Stan Miller, are well placed to help navigate VEON through the current challenging environment. The Board will continue to have a diverse range of operational, financial, technological and marketing experience, which is crucial to driving long-term value for the Group and maintaining highest standards of corporate governance.” Augie K Fabela II is Chairman Emeritus and Co-Founder of VEON Ltd. He is Executive Chairman and Co-Founder of FastForward.ai, a Silicon Valley startup, with a mission to transform how brands and marketers engage with consumers inside social media channels. He is a serial entrepreneur, innovative global leader and #1 bestselling author of “The Impatience Economy”. Augie graduated from Stanford University with a B.A. and M.A. in International Relations and International Policy Studies. Morten Lundal has over 20 years’ experience as an executive in the telecoms sector with extensive experience in emerging markets, having held key positions at Telenor Group in Oslo and Vodafone Group in London as well as CEO of Maxis Bhd and

Digi.Com Bhd in Malaysia. Morten completed his Master of Business and Economics at the Norwegian School of Management and holds an MBA from IMD in Lausanne. Stan Miller has over 30 years’ experience in both the telecommunications and media industries. He has deep and broad experience as an Executive Director and CEO, NED & INED at listed companies across a number of diverse markets and countries. He is currently CEO of AIH SA (Lux), CEO of Leaderman SArL (Lux), a Member of the Board of MTN Group (Africa), and senior advisor to several leading PE firms. Stan graduated with a Diploma in Law & Administration from Technicon RSA (UNISA). He completed several post graduate programs at University of Cape Town Graduate School of Business (UCT) and at London Business School (LBS). The Board has determined that no resolution will be put to shareholders to appoint the auditor at the 2022 AGM. Instead, an auditor will be appointed by shareholders at a subsequent general meeting. Further details on the agenda for the 2022 AGM, the slate of nominees seeking election to the Board and procedural matters related to the Company’s 2022 Annual General Meeting of Shareholders will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and VEON’s ability to successfully execute its operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com